Mail Stop 3561

July 31, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Rick L. Wessel
President and Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Boulevard, Suite 400
Arlington, Texas   76011

      Re: First Cash Financial Services, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 16, 2007
            Form 10-Q for the Fiscal Quarter Ended March 31, 2007
            Filed May 10, 2007
            File No. 0-19133

Dear Mr. Wessel:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Michael Moran
                  Accounting Branch Chief